SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number: 333-174780

POSTMEDIA NETWORK CANADA CORP.
(Translation of registrant’s name into English)

365 Bloor Street East, 12th Floor, Toronto, Ontario Canada M4W 3L4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __X__   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory
Arrangements of Certain Officers.

On November 25, 2015, Postmedia Network Canada Corp. (the “registrant”) issued a press release announcing four new nominees to its board of directors (the “Board of Directors”) to be voted on at its 2016 annual and special meeting of shareholders (the “2016 AGM”) to be held on January 13, 2016. It also announced that three existing directors, Hugh Dow, Jane Peverett and Steven Shapiro, will not be standing for reelection.

Item 9.01 Financial Statements and Exhibits
(d) Exhibits

The following exhibit is included with this report and is being furnished not filed with this report on Form 6-K and will not be incorporated by reference into any registration statement filed by the Registrant under the Securities Act of 1933, as amended.

Exhibit 99.1        Press release dated November 25, 2015.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Postmedia Network Canada Corp.

		By:	/s/ DOUGLAS LAMB
Douglas Lamb
Chief Financial Officer
Date:	November 25, 2015

EXHIBIT INDEX

Exhibit 99.1      Press release dated November 25, 2015.